UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Eterna Therapeutics Inc.
(Name of Issuer)

Common Stock, par value $.005 per share
(Title of Class of Securities)

114082209
(CUSIP Number)

Charles Cherington

c/o Ara Partners

222 Berkeley Street, Suite 1270

Boston, Massachusetts 02116

(617) 838-3053

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 114082209

1	NAMES OF REPORTING PERSONS
Charles Cherington

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,212,526(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,212,526(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,212,526(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1

Consists of (i) 556,465 shares of common stock, par value $0.005 per share (“Common Stock”), of Eterna Therapeutics Inc. (the “Issuer”); (ii) 5,261 shares of Common Stock issuable upon conversion of 71,306 shares of Series A convertible preferred stock of the Issuer; (iii) 15,315 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days; (iv) 523,512 shares of Common Stock issuable upon the exercise of warrants acquired in a private placement in December 2022 and (v) 111,973 shares issuable upon conversion of the Issuer’s 6.0% Senior Convertible Promissory Notes due 2028 (the “Notes”) and/or exercise of Warrants (as defined below) held by the Reporting Person.

2

Calculated based on an aggregate of 6,066,392 shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 5,410,331 shares of Common Stock issued and outstanding as of August 8, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 11, 2023; (ii) 5,261 shares of Common Stock issuable upon conversion of 71,306 shares of Series A convertible preferred stock of the Issuer; (iii) 15,315 shares of Common Stock issuable upon the exercise of options that are exercisable within 60 days; (iv) 523,512 shares of Common Stock issuable upon the exercise of warrants acquired in a private placement in December 2022 and (v) 111,973 shares of Common Stock into which the Notes held by the Reporting Person are convertible within 60 days, which are deemed outstanding pursuant to SEC Rule 13-3(d)(1)(i).

CUSIP No. 114082209

Item 1.	Security and Issuer

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends certain Items of the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on May 13, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on March 16, 2022 (“Amendment No. 1”) and Amendment No. 2 thereto filed with the SEC on December 14, 2022 (“Amendment No. 2” and the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3 are collectively referred to herein as the “Schedule 13D”) by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

This Schedule 13D relates to the shares of common stock, par value $0.005 per share (the “Common Stock”), of Eterna Therapeutics Inc., a Delaware corporation (the “Issuer”), beneficially owned by Mr. Charles Cherington (the “Reporting Person”).  The principal executive offices of the Issuer are located at 10355 Science Center Drive, Suite 150, San Diego, CA 92121.

Item 3.	Source and Amount of Funds or Other Consideration

The information provided in Item 5 of this Amendment No. 3 is incorporated by reference to this Item 3.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On July 6, 2023, the Reporting Person resigned from the Issuer’s Board of Directors.

The Reporting Person acquired the Notes and Warrants (as defined below) in the Private Placement, as described and defined in Item 5 of this Amendment No. 3, for investment purposes.  The Reporting Person has no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Original Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) and (b): As of September 7, 2023, the Reporting Person owned directly (i) 556,465 shares of Common Stock, (ii) Series A Convertible Preferred Stock convertible into 5,261 shares of Common Stock, (iii) options to acquire 15,315 shares of Common Stock, which are exercisable within 60 days; (iv) 523,512 shares of Common Stock underlying the warrants acquired in a private placement in December 2022 (iv) and 111,973 shares underlying the Notes and/or Warrants held by the Reporting Person.  Items 7-11, inclusive, set forth on the cover page to this Amendment No. 3 are hereby incorporated by reference in this item 5.

(c) During the past 60 days, the Reporting Person engaged in the following transaction in shares of Common Stock:

On July 14, 2023, the Reporting Person acquired $3,300,000 in aggregate principal amount of Notes and 2,307,692 accompanying warrants (each, a “Warrant”) to purchase one share of Common Stock, representing 200% of the number of shares of Common Stock into which the Notes are initially convertible (disregarding any beneficial ownership limitation in the Notes).  The Reporting Person acquired the Notes and Warrants from the issuer in a private placement pursuant to that certain Securities Purchase Agreement, dated as of July 13, 2023, by and among the Issuer, the Reporting Person and the other parties thereto (the “Private Placement”).

The Notes are the general senior unsecured obligations of the Company and rank equal in right of payment with all of the Company’s existing and future unsubordinated indebtedness. The Notes bear interest at 6.0% per annum, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on October 15, 2023. At its election, the Company may pay interest either in cash or in-kind by increasing the outstanding principal amount of the Notes. The Notes mature on July 14, 2028, unless earlier converted or repurchased. The Company may not redeem the Notes at its option prior to maturity.

Each Note has a conversion price of $2.86 per share, subject to customary adjustments for stock splits, stock dividends and recapitalizations, as described in the Notes.

Each Warrant is immediately exercisable, has an exercise price of $2.61 per share, expires five years following the Closing Date and is subject to customary adjustments.

However, the Reporting Person may not convert the Notes or exercise the Warrants if the aggregate number of shares of Common Stock beneficially owned by the Reporting Person would exceed 19.99% immediately after exercise thereof.  Therefore, the Reporting Person currently beneficially owns 111,973 shares of Common Stock underlying the Notes and/or Warrants.

CUSIP No. 114082209

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2023
	By:	/s/ Charles Cherington
Name: Charles Cherington